

March 16, 2022

Garo Kholamian
Principal Executive Officer
GK Investment Property Holdings II LLC
257 East Main Street, Suite 200
Barrington, IL 60010

> **Re: GK Investment Property Holdings II LLC**
> **Post Qualification Amendment on Form 1-A**
> **Filed March 8, 2022**
> **File No. 024-11074**

Dear Mr. Kholamian:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Catherine De Lorenzo at 202-551-4079 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Rhys James, Esq.